MIKE THE PIKE PRODUCTIONS, INC.
9419 East San Salvador, Suite 105-B8
Scottsdale, AZ 85258

February 13, 2015

Via Edgar

Re:         Mike the Pike Productions, Inc.
Amendment No. 1 to Form 10-12G
Filed January 8, 2015
File No. 000-55298

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated January 26, 2015 concerning Mike the Pike Productions, Inc. (the “Company”), and Amendment No. 1 to Form 10-12G referenced above.

Item 1. Business, page 4

Overview, page 4

1. We note your response to our prior comment 7 and reissue in part. Please file the partnership agreement with Spoke Lane Entertainment as an exhibit to your registration statement.

The Partnership Agreement between Spoke Lane Entertainment and Mike the Pike Productions, Inc. will be filed as Exhibit 10.3.

Business, page 4

Forecasted Sales and Operations, page 5

2. We note your disclosure on page 6 that your CEO “has committed to loaning the start-up costs to the Company or providing paid-in capital.” Please disclose whether you signed an agreement with the CEO. If you signed an agreement and it is material to you, please file it as an exhibit to your registration statement and describe its material terms. If there is no guarantee that your CEO will continue to provide paid-in capital, please make that clear.

There is no signed agreement to commemorate the CEO's commitment to loaning start-up costs or providing paid-in capital to the Company.  The CEO has committed to do this on a best-efforts basis and, therefore, there is no guarantee that the CEO will continue to provide loans or paid-in capital. As there are no specific material terms, we did not file an exhibit.

We have also added a risk factor addressing this concern.

Securities and Exchange Commission
February 13, 2015

3. On page 7, you indicate that the company owns a library of films via Saint James Films, LLC. Please include the title of those films.

We have revised this section to state:

Saint James Films: wholly owned subsidiary: A genre/grindhouse cinema studio that develops, produces and licenses highly entertaining genre films for worldwide markets. The company has produced and/or acquired 7 feature films to date, including: (i) Captain Battle; (ii) Jurassic Shark; (iii) Agent Beetle; (iv) Lizzie Borden’s Revenge; (v) Nightscape; (vi) Blood Rites; (vii) Get the Girl; (viii) Don’t Look in the Cellar; (ix) The Black Knight Returns; (x) Between Light and Darkness; and (xi) Aftermath.

Future Acquisitions, page 7

4. You disclose on page 7 that your subsidiary, ServeNation, Inc., currently has a non-provisional U.S. patent application submitted to the USPTO for a unique process for automated charitable donations using debit cards, Near Field Communications, and that you hope to have its application approved toward licensing the process to entities involved in fundraising for non-profit organizations, schools, sports teams, among others. This appears to contradict the revised disclosure in your response to prior comment 6 where you say that ServeNation was a company formed to develop prepaid debit card products, but it has been decided that your focus will be solely in the realm of entertainment and new media, and inconsistent with your disclosure in the notes to the financial statements that this subsidiary is inactive. Please advise and revise your disclosures as appropriate. In connection with this comment, conform your disclosure on page 13 under “Uncertainties” in which you state that your success is highly determined upon the operations of your wholly owned subsidiary ServeNation. Additionally, clarify the reference to “Near Field Communications” in connection with ServeNation.

We have edited generally for clarification.  ServeNation, Inc. was originally created develop prepaid debit and credit card products.  The intended focus was in the realm of entertainment and new media.  However, currently the only activity existing within ServeNation is to protect the patent pending process of automated charitable donation using debit cards and Near Field Communications (“NFC”).
Securities and Exchange Commission
February 12, 2015

In addition, we have added language clarifying that NFC is technology that enables smartphones and other devices to establish radio communication with each other by touching them together or bringing them into proximity, typically a distance of 10 cm (3.9 in) or less.  The technology can be used as a payment method for transfer funds between accounts using devices compatible with the technology.  Examples of this technology in the market place include Apple’s iPay and Google’s GoogleWallet.

Lastly, we have removed the reference to ServeNation on page 13 in reference to “Uncertainties”.

5. In this regard, we reissue our prior comment 6. In this section, please briefly describe the operations of ServeNation, Inc.

We believe we have clarified this sufficiently in response to comment #4 above.

Risk Factors, page 9

Risk Factors Related to Our Common Stock and Market Liquidity, page 10

Securities and Exchange Commission
February 13, 2015

6. We note your response to our prior comment 2 and reissue in part. Please briefly disclose the circumstances under which the trading of your shares was halted on OTC Bulletin Board in your risk factor section.

We have added additional language regarding the circumstances of the trading suspension.  We have also added reference to the specific action taken by the Commission to provide further information. Specifically, we reference the Order of Suspension of Trading, dated September 17, 2012, In the Matter of AER Energy Resources, Inc., Alto Group Holdings, Inc., Bizrocket.com Inc. Fox Petroleum, Inc., Geopulse Explorations Inc., Global Technologies Group Inc.,KMA Global Solutions International, Inc., Mike the Pike Productions Inc.. Mobile Star Corp., Savwatt USA, Inc., Scorpex Inc., Silver Dragon Resources Inc, Strategic Mining Corp., Surgline International Inc., Thrive World Wide Inc., Zamage Digital Art Imaging Inc. File No. 500-1.

Item 2. Financial Information, page 12

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Liquidity and Capital Resources, page 14

7. Please add risk factor disclosure regarding the promissory notes that you indicate are in default.

We have added a risk factor to state:

“We are currently in default of several debt obligation which could be detrimental to our operations and cash flows.

Currently, all outstanding promissory notes issued by the Company are in default. Specifically, we have issued promissory notes to Shaun Diedrich  in the amount of $90,000 and to Brian Kistler $594,000.  In the past, Shaun Diedrich and Brian Kesler have either a) extended the notes; b) converted the notes to common stock; or c) forgave portions of the debt.  Although we anticipate, based upon past dealings with these creditors have chosen to either extend the notes or forgive portions of debt, there is a possibility that the creditors could either convert a portion of the debt into common stock which would dilute the holdings of current shareholders.  The ability of the Company to issue additional stock may also require additional resources to increase the number of authorized shares available for issuance. Additionally, creditors could file suit based upon the default which would result additional expenses, fees and potentially penalties.  In addition, a filing of default would require the attention of our management who may not have resources available to properly defend the Company.”

Future Financings, page 15

8. Your disclosure here that absence of increased revenues or financing may result in your stock being traded on the pink sheets, appears to contradict the fact that you are already traded on the pink sheets. Please revise.

We have removed this sentence as it is an inaccurate description of the new rules established by OTCMarkets in regards to listing a company as a “pink sheet”.

Item 6. Executive Compensation, page 16

Summary Compensation Table, page 16

Securities and Exchange Commission
February 13, 2015

9. Please revise your summary compensation table to include compensation paid to your named executive officers in fiscal year 2014.

We have added a line referencing 2014.

Long-Term Incentive Plan Awards, page 17

10. We note your response to our prior comment 28 and reissue. On page 17 you continue to state that you “have not entered into employment contracts” with your CEO. On page F- 9 of Exhibit 99.1 you stated that you “entered into an employment agreement with [your] CEO to pay him an annual salary of $60,000.” Please revise for consistency. If your employment agreement with your CEO is still in effect, please file it pursuant to Item 601 of Regulation S-K.

We have removed the line from the Long-Term Incentive Plan section. In addition, we have included the employment contract as an exhibit.

Item 11. Description of Registrant’s Securities to be Registered, page 18

Common Stock, page 18

11. You indicate that your authorized capital common stock consists of 2,249,000 shares and that you currently have 2,242,000,000 shares issued and outstanding. Please revise to address this apparent inconsistency.

Our authorized capital common stock consists of 2,249,000,000 shares and we currently have 2,242,000,000 shares issued and outstanding. We have revised accordingly.

Preferred Shares, page 18

12. The disclosure in the first paragraph hereunder that states no shares of preferred stock are currently outstanding and that there is no present intention to issue any shares of preferred stock is not consistent with the third paragraph hereunder and the financial statements that indicate preferred shares are outstanding. Please revise as appropriate.

We have removed the language stating the non-existence of preferred shares.

Exhibit 99.1

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

13. It appears that the reference to Note 11 in the line with the date of the report should be to Note 12 “Subsequent Events,” to be consistent with the disclosure in the third paragraph of the report that disclosure on subsequent events has been enhanced. Please correct as appropriate.

The auditors have added a line in the opinion letters indicating that they added enhanced disclosure referencing Subsequent Events that should be Note 12 not Note 11 in all opinion letters.

Securities and Exchange Commission
February 13, 2015

Notes to the Consolidated Financial Statements, page F-6

Note 7: Stockholders’ Equity/(Deficit), page F-11

14. Please further clarify your revised disclosure in response to our prior comment 17 here and in note 7 of the notes to the interim period financial statements regarding the voting rights of the preferred shares. You state that preferred shares enjoy voting rights at the rate of 1/1000 (one to one thousand) with common stock. Clarify whether preferred shares have one voting right or 1,000 voting rights per preferred share. Also, disclose the dividend and liquidation rights of preferred shares that have been issued.

We have added the following language to the disclosure.

Each Preferred share has the equivalent number of votes as 1000 (one thousand) shares of common stock.   The Company has never declared or paid any cash dividends on its common or preferred stock. The Company does not anticipate paying any cash dividends in the foreseeable future.

The Company anticipates the in the event of a liquidation Preferred stock will be converted to common stock before the distribution

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mike the Pike Productions, Inc.

/s/  Mark Newbauer__________
       Mark Newbauer,
       President and Chief Executive Officer